Exhibit 99.1
Industry Canada       Industrie Canada

Certificate of Arrangement	Certificat d’arrangement

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

ENCANA CORPORATION	434044-2

Name of CBCA corporation(s) involved — Dénomination(s) de la (des) société(s) L C S A concernée(s)	Corporation number — Numéro de la société

I hereby certify that the arrangement set out in the attached articles of arrangement, involving the above-referenced corporation(s), has been effected under section 192 of the Canada Business Corporations Act
Je certifie que l’arrangement mentionné dans les clauses d’arrangement annexées, concernant la (les) société(s) susmentionnée(s), a pris effet en vertu de l’article 192 de la Loi canadienne sur les sociétés par actions

By: /s/ Richard G. Shaw	November 30, 2009 / le 30 novembre 2009
Richard G. Shaw
Director — Directeur	Date of Arrangement — Date de l’arrangement

Industry Canada	Industrie Canada	FORM 14.1	FORMULAIRE 14.1
		ARTICLES OF ARRANGEMENT	CLAUSES D’ARRANGEMENT
Canada Business	Loi canadienne sur	(SECTION 192)	(ARTICLE 192)
Corporations Act	les sociétés par actions

1 — Name of the applicant corporation(s) — Dénomination sociale de la (des) requérante(s)	2 — Corporation No(s)- N°(s) de la (des) société(s)

ENCANA CORPORATION	434044-2

3 — Name of the corporation(s) the articles of which are amended, if applicable Denomination sociale de la (des) société(s) dont les statuts sont modifiés, le cas échéant	4 — Corporation No(s). — N°(s) de la (des) société(s)

7050372 CANADA INC.	705037-2

ENCANA CORPORATION	434044-2

5 — Name of the corporation(s) created by amalgamation, if applicable Dénomination sociale de la (des) société(s) issue(s) de la (des) fusions(s), le cas échéant	6 — Corporation No(s) — N°(s) de la (des) société(s)

CENOVUS ENERGY INC.	452862-0

7 — Name of the dissolved corporation(s), if applicable Dénomination sociale de la (des) société(s) dissoute(s) le cas échéant	8 — Corporation No(s). — N°(s) de la (des) société(s)

N/A

9 — Name of other corporations involved, if applicable Dénomination sociale des autres sociétés en cause le cas échéant	10 — Corporation No(s) or Jurisdiction of Incorporation N°(s) de la (des) société(s)/ou loi sous le régime de laquelle elle est constituée

EnCana Acquisition ULC	Alberta

Cenovus Energy Inc.	724567-0

11 — In accordance with the order approving the arrangement — Conformément aux termes de I’ordonnance approuvant I’arrangement,

a.	☑	The articles of the above-named corporation(s) are amended in accordance with the attached plan of arrangement
Les status de la (des) société(s) susmentionnée(s) sont modifiés en conformité avec le plan d’arrangement ci-joint

The name of _________________________________ is changed to __________________________________________

La dénomination sociale de ____________________________________ est modifée pour ______________________________

b.	☑	The following bodies corporate are amalgamated in accordance with the attached plan of arrangement See Attached Schedule “A”
Les personnes morales suivantes sont fusionnées conformément au plan d’arrangement ci-joint

c.	☐	The above-named corporation(s) is (are) liquidated and dissolved in accordance with the attached plan of arrangement
La(les) société(s) susmentionnée(s) est(sont) liquidées et dissoute(s) conformément au plan d’arrangement ci -joint

d.	☑	The plan of arrangement attached hereto, involving the above named body(ies), corporate is hereby effected
Le plan d’arrangement ci-joint portant sur la(les) personne(s) morale(s) susmentionnée(s) prend effet
7050372 Canada Inc.
Cenovus Energy Inc.

Signature	Printed Name — Nom en letters moulées	12 — Capacity of — En qualité de	13 — Tel. No.—N° de tél
/s/ Sherri A. Brillon	Sherri A. Brillon	Officer	(403) 645-2000

FOR DEPARTMENTAL USE ONLY-À L’USAGE DU MINISTÈRE SEULEMENT
NOV 30 2009

IC 3189 (2003/06)

Schedule “A” to the Articles of Arrangement

1 — Name of the Amalgamated Corporation	Dénomination sociale de la société issue de la fusion

CENOVUS ENERGY INC.

2 — The province or territory in Canada where the registered office is to be situated	La province ou le territoire au Canada où se sltuera le siège social

Alberta

3 — The classes and any maximum number of shares that the corporation is authorized to issue	Catégories et tout nombre maximal d’actions que la société est autorisée à émettre
The annexed Schedule 1 is incorporated in this Schedule “A”.

4 — Restrictions, if any, on share transfers	Restrictions sur le transfert des actions, s’il y a lieu

None.

5 — Minimum and maximum number of directors (for a fixed number of directors, please indicate the same number in both boxes)	Nombre minimal et maximal d’administrateurs (pour un nombre fixe, veuilles indiqer le méme nombre dans les deux cases)

Minimum: Maximum:	Minimal: Maximal:

6 — Restrictions, if any, on business the corporation may carry on	Limites imposées à I’activité commerciale de la société, s’il y a lieu

None.

7 — Other provisions, If any	Autres dispositions, s’il y a lieu
The annexed Schedule 2 is incorporated in this Schedule “A”.

Name of the amalgamating corporations	Corporation No.
Dénomination sociale des sociétés fusionnantes	N° de la société
7050372 Canada Inc.	705037-2

Cenovus Energy Inc.	724567-0

SCHEDULE 1
CENOVUS ENERGY INC.
The Corporation is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares
1.	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:
(a)	Payment of Dividends: Subject to applicable law, the holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation (the “Board”), in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c)	Voting Rights: Subject to applicable law, the holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.
2.	The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:
(a)	Authority to Issue in One or More Series: The First Preferred Shares may, at any time and from time to time, be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of First Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the

Corporation. The holders of any particular series of First Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any First Preferred Shares if by so doing the aggregate amount payable to holders of First Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of First Preferred Shares: The First Preferred Shares will be entitled to priority over the Second Preferred Shares and the Common Shares and over any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the First Preferred Shares outstanding, no dividend shall be declared and paid, or set apart for payment, on the Second Preferred Shares or the Common Shares or on any other shares ranking junior to the First Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of First Preferred Shares outstanding have been declared and paid or set apart for payment.
3.	The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are as follows:
(a)	Authority to Issue in One or More Series: The Second Preferred Shares may, at any time and from time to time, be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Second Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of Second Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of Second Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of Second Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any Second Preferred Shares if by so doing the aggregate amount payable to holders of Second Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the

Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of Second Preferred Shares: The Second Preferred Shares will rank junior to the First Preferred Shares, but will be entitled to priority over the Common Shares and over any other shares ranking junior to the Second Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up of its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the Second Preferred Shares outstanding, no dividend can be declared and paid on or set apart for payment on the Common Shares or on any other shares ranking junior to the Second Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of Second Preferred Shares outstanding have been declared and paid or set apart for payment.

SCHEDULE 2
CENOVUS ENERGY INC.
The actual number of directors, within the minimum and maximum number set out in Item 5 above, may be determined from time to time by resolution of the directors. The directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of the shareholders.

Schedule “A”
APPENDIX A
PLAN OF ARRANGEMENT UNDER SECTION 192 OF
THE CANADA BUSINESS CORPORATIONS ACT
ARTICLE 1 — INTERPRETATION
1.01	Definitions

In this Plan of Arrangement, other than the Schedules:

“Acquisition Sub” means EnCana Acquisition ULC, an unlimited liability corporation governed by the Business Corporations Act (Alberta) and a wholly-owned Subsidiary of EnCana;

“Amalco” means the corporation continuing as the successor to the Amalgamating Corporations under the CBCA following the effectiveness of the Amalgamation, to be named “Cenovus Energy Inc.”;

“Amalco Common Shares” means the Common Shares of Amalco and includes, unless the context indicates otherwise, any Rights attached to such shares;

“Amalco DSU Plans” means the Cenovus DSU Plans which become the deferred share unit plans of Amalco pursuant to the Amalgamation;

“Amalco DSUs” means the Cenovus DSUs which become deferred share units of Amalco pursuant to the Amalgamation;

“Amalco Replacement SARs” means the Cenovus Replacement SARs which become stock appreciation rights of Amalco pursuant to the Amalgamation;

“Amalco Replacement Stock Options” means the Cenovus Replacement Stock Options which become stock options of Amalco pursuant to the Amalgamation;

“Amalco Rights Plan” means the Cenovus Rights Plan which becomes the shareholder rights plan of Amalco pursuant to the Amalgamation;

“Amalco SAR Plan” means the Cenovus SAR Plan which becomes the stock appreciation rights plan of Amalco pursuant to the Amalgamation;

“Amalco Stock Option Plan” means the Cenovus Stock Option Plan which becomes the stock option plan of Amalco pursuant to the Amalgamation;

“Amalgamating Corporations” means Cenovus and Subco;

“Amalgamation” means the amalgamation of Cenovus and Subco on the terms and conditions set forth in this Plan of Arrangement;

“arm’s length” has the meaning attributed to such term in Subsection 251(1) of the Tax Act;

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or this Plan of Arrangement, or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement made as of October 20, 2009 among the Parties, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution of the EnCana Shareholders approving the Arrangement in accordance with the Interim Order;

“Articles of Arrangement” means the articles of arrangement of EnCana, Cenovus and Subco in respect of the Arrangement required by the CBCA to be filed with the Director after the Final Order is made;

“Bank” means Royal Bank of Canada;

“Business Day” means any day on which commercial banks are open for business in Calgary, Alberta other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

“CBCA” means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder;

“Cenovus” means 7050372 Canada Inc., a corporation governed by the CBCA;

“Cenovus Common Shares” means the common shares in the capital of Cenovus and includes, unless the context indicates otherwise, any Rights attached to such shares;

“Cenovus Deferred Share Unit Plan for Directors” means the “Deferred Share Unit Plan for Directors of Cenovus Energy Inc.”, adopted prior to the Effective Date;

“Cenovus Deferred Share Unit Plan for Employees” means the “Deferred Share Unit Plan for Employees of Cenovus Energy Inc.”, adopted prior to the Effective Date;

“Cenovus DSU” means a deferred share unit credited by Cenovus to the account of a DSU Exchange Participant in accordance with Subsection 3.01(1)(c);

“Cenovus DSU Plans”means, collectively, the Cenovus Deferred Share Unit Plan for Directors and the Cenovus Deferred Share Unit Plan for Employees;

“Cenovus Non-Share Consideration”means any non-share consideration paid by Cenovus for the Distribution Property Exchange and, without limitation, includes the excess, if any, of the aggregate fair market value of the benefits obtained by EnCana pursuant to the DSU Exchange, Option Exchange and SAR Exchange over the fair market value of the incremental obligations incurred by EnCana pursuant to the DSU Exchange, Option Exchange and SAR Exchange;

“Cenovus Redemption Note” has the meaning set out in Subsection 3.01(2)(a);

“Cenovus Replacement SAR” means a stock appreciation right granted by Cenovus to a holder of an EnCana SAR in accordance with Subsection 3.01(1)(g), with the base value of each such Cenovus Replacement SAR determined in accordance with this Plan of Arrangement and the other terms and conditions of each such Cenovus Replacement SAR determined in accordance with the Cenovus SAR Plan and any agreements thereunder and including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan or agreements may be amended by the board of directors of Cenovus or a committee thereof;

“Cenovus Replacement Stock Option” means an option to acquire a Cenovus Common Share, including any associated tandem stock appreciation right, granted by Cenovus to a holder of an EnCana Stock Option in accordance with Subsection 3.01(1)(f), with the exercise price of each such Cenovus Replacement Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions of each such Cenovus Replacement Stock Option determined in accordance with the Cenovus Stock Option Plan and any agreements thereunder and including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan or agreements may be amended by the board of directors of Cenovus or a committee thereof;

“Cenovus Rights Plan” means the shareholder rights plan of Cenovus adopted prior to the Effective Date;

“Cenovus SAR Plan” means the “Cenovus Energy Inc. Employee Stock Appreciation Rights Plan”, adopted prior to the Effective Date;

“Cenovus Special Shares” means the non-voting, redeemable, retractable preference shares in the capital of Cenovus and having the rights, privileges, restrictions and conditions (i) currently set out in the articles of Cenovus, and (ii) after amendment in connection with the Plan of Arrangement, set out in Schedule F to the Plan of Arrangement;

“Cenovus Stock Option Plan” means the “Cenovus Energy Inc., Employee Stock Option Plan”, adopted prior to the Effective Date;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director, pursuant to Subsection 192(7) of the CBCA, in order to give effect to the Articles of Arrangement;

“Court” means the Court of Queen’s Bench of Alberta;

“Director” means the Director appointed under Section 260 of the CBCA;

“Dissent Rights” means the right of an EnCana Shareholder to dissent in respect of the Arrangement pursuant to the procedures set forth in Section 190 of the CBCA, as modified by Article 4 of this Plan of Arrangement, the Interim Order and any other order of the Court;

“Dissenting Shareholder” means an EnCana Shareholder who validly dissents from the Arrangement Resolution in compliance with the Dissent Rights and who has not withdrawn the exercise of such Dissent Rights and is ultimately determined to be paid fair value in respect of the EnCana Common Shares held by such EnCana Shareholder;

“Distribution Property” means the Subco Shares owned by EnCana immediately before the Distribution Property Exchange;

“Distribution Property Exchange” has the meaning set out in Subsection 3.01(1)(n);

“Distribution Record Date” means December 7, 2009, or such other date as EnCana may select;

“DSU Adjustment” means the crediting of additional EnCana DSUs to the account of a holder of EnCana DSUs, under either EnCana DSU Plan, in accordance with Subsection 3.01(2)(k);

“DSU Adjustment Number” means the number of EnCana DSUs to be credited to the account of a holder of EnCana DSUs (which, for greater certainty, shall not include a holder that is a DSU Exchange Participant) in accordance with Subsection 3.01(2)(k) and, with respect to a particular holder of EnCana DSUs, means the number of EnCana DSUs determined pursuant to the following formula (rounded down to the nearest 0.01 EnCana DSU):
[( A x B)/C] — A, where:

A is the number of EnCana DSUs, including fractional EnCana DSUs, credited to such holder’s account under the applicable EnCana DSU Plan and outstanding immediately before the DSU Adjustment;

B is the volume weighted average Trading Price of an EnCana Common Share for the period extending 10 Trading Days prior to and ending on and including the Valuation Measurement Date; and

C is the volume weighted average Trading Price of a New EnCana Common Share for the period extending 10 Trading Days prior to and ending on and including the Valuation Measurement Date;
“DSU Exchange” has the meaning set out in Subsection 3.01(1)(c);

“DSU Exchange Participant” means a holder of EnCana DSUs who is, immediately prior to the Effective Date, a Subco Employee or who will become a director, officer or employee of Amalco, or any of its corporate Subsidiaries, immediately following completion of the Arrangement and who will not be, immediately following completion of the Arrangement, an employee, officer or director of EnCana or any of its Subsidiaries;

“Effective Date” means the effective date of the Arrangement, being the date shown on the Certificate of Arrangement;

“Effective Time” means the time at which the steps to complete the Arrangement will commence, which will be 6:00 a.m. (Calgary time) on the Effective Date, subject to any amendment or variation in accordance with the terms of the Arrangement Agreement, and except as otherwise specified for the transactions referred to in Subsection 3.01(2);

“Eligible Dividend” has the meaning attributed to such term in Subsection 89(1) of the Tax Act;

“Eligible Holder” means an EnCana Shareholder (which, for greater certainty, does not include a Dissenting Shareholder):
(a)	who is resident in Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act;

(b)	who is a non-resident of Canada for the purposes of the Tax Act and whose EnCana Common Shares constitute taxable Canadian property (as defined in the Tax Act and the Tax Proposals) to the holder provided that any gain realized by the holder on a disposition at fair market value of EnCana Common Shares would not be exempt from tax under the Tax Act by virtue of any applicable Tax Convention; or

(c)	which is a partnership that owns EnCana Common Shares if one or more of the partners thereof would be described in either of (a) or (b) above if such partner directly held such EnCana Common Shares;
“Employee and Benefits Matters Agreement” means the agreement among EnCana, Cenovus, and Subco, as it may be amended, modified, or supplemented in accordance with its terms, which provides, inter alia, for the Subco DSU/Option/SAR Reimbursement Obligations;

“EnCana” means EnCana Corporation, a corporation governed by the CBCA;

“EnCana Common Shares” means the currently existing common shares in the capital of EnCana (that will be redesignated under this Plan of Arrangement as “Class A Common Shares”) and includes, unless the context indicates otherwise, any Rights attached to such shares;

“EnCana Deferred Share Unit Plan for Directors” means the “Deferred Share Unit Plan for Directors of EnCana Corporation”;

“EnCana Deferred Share Unit Plan for Employees” means the “Deferred Share Unit Plan for Employees of EnCana Corporation”;

“EnCana DSU” means a deferred share unit credited by EnCana, to the account of an employee or director of EnCana or any corporate Subsidiary, pursuant to one of the EnCana DSU Plans, that is outstanding immediately prior to the Effective Time;

“EnCana DSU Plans” means, collectively, the EnCana Deferred Share Unit Plan for Directors and the EnCana Deferred Share Unit Plan for Employees;

“EnCana Redemption Note” has the meaning set out in Subsection 3.01(2)(b);

“EnCana Reimbursement Obligation” means the formula for determining reimbursement payments to be made by EnCana to Cenovus, set out in the Employee and Benefits Matters Agreement;

“EnCana Replacement SAR” means a stock appreciation right granted by EnCana to a holder of EnCana SARs in accordance with Subsection 3.01(1)(g), with the base value of each such EnCana Replacement SAR determined in accordance with this Plan of Arrangement and the other terms and conditions of each such EnCana Replacement SAR determined in accordance with the EnCana SAR Plan and any agreements thereunder including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan and agreements may be amended by the board of directors of EnCana or a committee thereof;

“EnCana Replacement Stock Option” means an option to acquire a New EnCana Common Share, including any associated tandem stock appreciation right, granted by EnCana to a holder of an EnCana Stock Option in accordance with Subsection 3.01(1)(f), with the exercise price of each such EnCana Replacement Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions of each such EnCana Replacement Stock Option determined in accordance with the EnCana Stock Option Plan and any agreements thereunder including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan and agreements may be amended by the board of directors of EnCana or a committee thereof;

“EnCana Rights Plan” means the shareholder rights plan of EnCana;

“EnCana SAR” means a stock appreciation right granted by EnCana to an employee pursuant to the EnCana SAR Plan that is outstanding immediately prior to the Effective Time;

“EnCana SAR Plan” means the “EnCana Corporation Employee Stock Appreciation Rights Plan”;

“EnCana Shareholder” means a holder of EnCana Common Shares;

“EnCana Special Shares” means the non-voting, redeemable, retractable preference shares in the capital of EnCana created pursuant to this Plan of Arrangement and having the rights, privileges, restrictions and conditions set out in Schedule A to this Plan of Arrangement;

“EnCana Stock Option” means an option to acquire an EnCana Common Share, including any associated tandem stock appreciation right, granted by EnCana to an employee or officer pursuant to the EnCana Stock Option Plan, that is outstanding immediately prior to the Effective Time;

“EnCana Stock Option Plan” means the “EnCana Corporation Key Employee Stock Option Plan”, which includes, where applicable, stock option plans of predecessors of EnCana;

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property;

“Exchange Cenovus DSUs” means the number of Cenovus DSUs to be credited to the account of a DSU Exchange Participant in accordance with Subsection 3.01(1)(c), and, in respect of any particular DSU Exchange Participant, means the amount determined pursuant to the following formula (rounded down to the nearest 0.01 Cenovus DSU):
(A x B)/C, where:

A is the number of EnCana DSUs (including fractional EnCana DSUs) credited to such DSU Exchange Participant’s account under the applicable EnCana DSU Plan and outstanding immediately before the DSU Exchange;

B is the volume weighted average Trading Price of an EnCana Common Share for the period extending 10 Trading Days prior to and ending on and including the Valuation Measurement Date; and

C is the volume weighted average Trading Price of a Cenovus Common Share for the period extending 10 Trading Days prior to and ending on and including the Valuation Measurement Date;

“Exercise Price Proportion” means the fraction A/B, where:
A is the volume weighted average Trading Price of a Cenovus Common Share on the Option/SAR Measurement Date; and

B is the aggregate of the volume weighted average Trading Price of a Cenovus Common Share on the Option/ SAR Measurement Date and the volume weighted average Trading Price of a New EnCana Common Share on the Option/SAR Measurement Date;
“fair market value” means the highest price available in an open and unrestricted market between informed prudent parties acting at arm’s length and under no compulsion to act and contracting for a taxable purchase and sale, expressed in terms of cash;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended, with or without variation, on appeal;

“Initial Cenovus Share Exchange” has the meaning set out in Subsection 3.01(1)(k);

“Initial EnCana Share Exchange” has the meaning set out in Subsection 3.01(1)(h);

“Interim Order” means the interim order of the Court dated October 16, 2009 concerning the Arrangement containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be amended or varied by the Court;

“Listing Time” means the time, immediately after the completion of the transactions referred to in Subsection 3.01(1), when both the New EnCana Common Shares continue to be listed, and the Cenovus Common Shares are listed, on the TSX;

“Meeting” means the special meeting of EnCana Shareholders (including any adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider and, if deemed advisable, to approve the Arrangement Resolution, the Stock Option Plan Resolution and the Shareholder Rights Plan Resolution;

“New EnCana Common Shares” means the new class of common shares in the capital of EnCana created pursuant to this Plan of Arrangement, designated as “Common Shares” and having the rights, privileges, restrictions and conditions set out in Schedule A to this Plan of Arrangement;

“NYSE” means the New York Stock Exchange;

“Option Exchange” has the meaning set out in Subsection 3.01(1)(f);

“Option/SAR Measurement Date” means the last Trading Day following the Effective Date on which each of the EnCana Common Shares, New EnCana Common Shares and Cenovus Common Shares all trade on the TSX, whether such trading occurs on an “if, as and when issued” basis or on a “regular” basis;

“Party” means a party to this Plan of Arrangement;

“Person” means and includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unlimited liability corporation, trustee, executor, administrator, legal representative, government (including any governmental authority) or any other entity, whether or not having legal status, except that, for the purposes of the definition of “Eligible Holder” in this Plan of Arrangement, a “person” shall have the same meaning as for the purposes of the Tax Act and, where EnCana Common Shares are held by a trustee under a bare trust arrangement, the beneficiary and not the trustee shall be regarded as the holder of such EnCana Common Shares and any property substituted therefor;

“Plan of Arrangement” means this plan of arrangement, including its Schedules, as it may be amended, modified or supplemented from time to time in accordance with the terms hereof;

“Prime Rate” means the floating rate of interest established from time to time by the Bank (and reported to the Bank of Canada) as the reference rate of interest the Bank will use to determine rates of interest payable by its borrowers on Canadian dollar commercial loans made by the Bank to such borrowers in Canada and designated by the Bank as its “prime rate”;

“PUC” means paid-up capital, and has the meaning attributed to such term in Subsection 89(1) of the Tax Act;

“Right” means a right to acquire a common share of a particular corporation issued pursuant to a shareholder rights plan adopted by the corporation issuing the rights where the shareholder rights plan is substantially similar to the EnCana Rights Plan;

“SAR Exchange” has the meaning set out in Subsection 3.01(1)(g);

“Shareholder Rights Plan Resolution” means the ordinary resolution of EnCana Shareholders approving the Cenovus Rights Plan to be considered at the Meeting;

“Stock Option Plan Resolution” means the ordinary resolution of EnCana Shareholders approving the Cenovus Stock Option Plan to be considered at the Meeting;

“Subco” means Cenovus Energy Inc. (formerly EnCana Finance Ltd.), a corporation governed by the CBCA;

“Subco DSU Reimbursement Obligations” means the obligations of Subco (and its permitted assigns) under the Employee and Benefits Matters Agreement to make reimbursement payments to EnCana upon the redemption of EnCana DSUs (or any replacement rights) from the account of individuals who are, immediately after the Effective Time, Subco Employees;

“Subco DSU/Option/SAR Reimbursement Obligations” means, collectively, the Subco DSU Reimbursement Obligations, the Subco Option Reimbursement Obligations, and the Subco SAR Reimbursement Obligations;

“Subco Employee” means an employee of EnCana who, prior to the Effective Time, becomes an employee of Subco, or a Subsidiary of Subco, in accordance with the Employee and Benefits Matters Agreement;

“Subco Option Reimbursement Obligations” means the obligations of Subco (or its permitted assigns) under the Employee and Benefits Matters Agreement to make reimbursement payments to EnCana (or its permitted assigns) upon the surrender for cash of EnCana Stock Options (or any replacement rights) by individuals who are, immediately after the Effective Time, Subco Employees;

“Subco SAR Reimbursement Obligations” means the obligations of Subco (or its permitted assigns) under the Employee and Benefits Matters Agreement to make reimbursement payments to EnCana (or its permitted assigns) upon the exercise of EnCana SARs (or any replacement rights) by individuals who are, immediately after the Effective Time, Subco Employees;

“Subco Shares” means the Common Shares of Subco;

“Subsidiary” means, at any particular time, a Person controlled, directly or indirectly, by EnCana, Cenovus or Subco, as applicable;

“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

“Tax Convention” means any bilateral tax convention to which Canada is a party that is in force as at the Effective Time;

“Tax Proposals” means all specific proposals to amend the Tax Act that have been announced or published by or on behalf of the Minister of Finance (Canada) prior to the Effective Time;

“Trading Day” means a day, other than a Saturday or a Sunday, when the TSX is open for trading;

“Trading Price” means the trading price of an EnCana Common Share, New EnCana Common Share or Cenovus Common Share, as the case may be, on the TSX on the applicable date and, for greater certainty, such trading price may be determined by reference to trading of the New EnCana Common Shares or Cenovus Common Shares, as the case may be, on an “if, as and when issued” basis;

“Transfer Agent” means CIBC Mellon Trust Company, as registrar and transfer agent of EnCana, or such other Person as may be designated by EnCana;

“TSX” means the Toronto Stock Exchange; and

“Valuation Measurement Date” means the last Trading Day preceding the Effective Date on which the EnCana Common Shares, New EnCana Common Shares and Cenovus Common Shares all trade on the TSX, whether such trading occurs on an “if, as and when issued” basis or on a “regular” basis.
1.02 Construction
In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:
(a)	the division of this Plan of Arrangement into Articles, Sections and Subsections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)	the words “hereunder”, “hereof” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or Subsection and references to “Articles”, “Sections” and “Subsections” are to Articles, Sections and Subsections of this Plan of Arrangement;

(c)	words importing the singular include the plural and vice versa, and words importing any gender include all genders and the neuter;

(d)	the word “including”, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement; and

(e)	a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation.
1.03 Schedules
The following are the Schedules to this Plan of Arrangement:

Schedule A —	Share Conditions attaching to EnCana Common Shares, New EnCana Common Shares, EnCana Special Shares and the First Preferred and Second Preferred Shares of EnCana
Schedule B —	Share Conditions attaching to Cenovus Common Shares and the First Preferred and Second Preferred Shares of Cenovus
Schedule C —	Directors of Cenovus
Schedule D —	By-laws of Cenovus
Schedule E —	Terms of Amalgamation of Cenovus and Subco
Schedule F —	Share Conditions attaching to Cenovus Special Shares
ARTICLE 2 — ARRANGEMENT AGREEMENT
2.01 Arrangement Agreement
(1)	This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

(2)	This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective at, and be binding at and after, the Effective Time.

(3)	The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

(4)	Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any Party or Person until the Effective Time. Further, each of the events listed in Article 3 shall be, without affecting the timing set out in Article 3, mutually conditional, such that no event described in Article 3 may occur without all steps occurring, and those events shall effect the integrated transaction which constitutes the Arrangement.
ARTICLE 3—THE ARRANGEMENT
3.01 Arrangement
(1)	At the Effective Time, the events and transactions set out in Subsections 3.01(1)(a) to 3.01(1)(o), inclusive, will occur and be deemed to occur, unless otherwise provided, in the order set out below, without any further act or formality, and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction:
(a)	the terms of the EnCana Rights Plan will be amended, waived, varied, suspended or rescinded in order to facilitate the completion of the transactions contemplated by the Arrangement;

(b)	(i) the Rights attached to the EnCana Common Shares will be cancelled without any payment therefor;

(ii)	the issuance of Rights pursuant to the EnCana Rights Plan will be suspended until immediately following the issuance of the New EnCana Common Shares pursuant to the Initial EnCana Share Exchange;

(iii)	no EnCana Stock Options may be exercised or surrendered after the Effective Time; and

(iv)	no EnCana SARs may be exercised after the Effective Time;
(c)	each EnCana DSU which has been credited to and is outstanding in the account of a DSU Exchange Participant pursuant to an EnCana DSU Plan shall be cancelled and, as the sole consideration therefor, the account of such DSU Exchange Participant in the applicable Cenovus DSU Plan shall be credited with the applicable number of Exchange Cenovus DSUs (the “DSU Exchange”). For greater certainty, a DSU Exchange Participant will receive no consideration for the cancellation of such DSU Exchange Participant’s EnCana DSUs other than the crediting of Exchange Cenovus DSUs. As the sole consideration for the grant of the Exchange Cenovus DSUs by Cenovus, EnCana will assign to Cenovus all of its rights under the Subco DSU Reimbursement Obligations;

(d)	the articles of Cenovus will be amended such that the rights, privileges, restrictions and conditions attaching to the Cenovus Special Shares will be as set out in Schedule F to this Plan of Arrangement;

(e)	the articles of EnCana will be amended to change the designation of the EnCana Common Shares from “Common Shares” to “Class A Common Shares” and to increase the voting rights of the EnCana Common Shares from one vote to two votes per EnCana Common Share, to amend the rights, privileges, restrictions and conditions attaching to the first preferred shares and second preferred shares of EnCana to be subordinate to the EnCana Special Shares, and to create and authorize the issuance of (in addition to the shares that EnCana is authorized to issue immediately before the Effective Time) the following two new classes of shares:
(i)	an unlimited number of New EnCana Common Shares; and

(ii)	an unlimited number of EnCana Special Shares,
and the rights, privileges, restrictions and conditions attaching to each class of shares of EnCana will be as set out in Schedule A to this Plan of Arrangement;
(f)	each holder of an EnCana Stock Option will dispose of the Exercise Price Proportion of such holder’s EnCana Stock Options to Cenovus and the remaining portion to EnCana, and as the sole consideration therefor: (i) Cenovus will grant Cenovus Replacement Stock Options to the holder under the Cenovus Stock Option Plan; and (ii) EnCana will grant EnCana Replacement Stock Options to the holder under the EnCana Stock Option Plan (collectively, the “Option Exchange”), such that, for each EnCana Common Share that the holder would have been entitled to acquire pursuant to an EnCana Stock Option (and the terms of the EnCana Stock Option Plan), the holder will instead be entitled to acquire one New EnCana Common Share pursuant to the corresponding EnCana Replacement Stock Option and one Cenovus Common Share pursuant to the corresponding Cenovus Replacement Stock Option. For greater certainty, a holder of EnCana Stock Options will receive no consideration for the exchange of such EnCana Stock Options other than EnCana Replacement Stock Options and Cenovus Replacement Stock Options, and the EnCana Stock Options so exchanged will be cancelled and terminated concurrently with the Option Exchange. The original exercise price of a holder’s EnCana Stock Options will be allocated to the EnCana Replacement Stock Options and the Cenovus Replacement Stock Options acquired by the holder pursuant to the Option Exchange such that an amount equal to the Exercise Price Proportion of such original exercise price (rounded up to the nearest whole cent) will be payable by the holder to Cenovus under the Cenovus Replacement Stock Options and an amount equal to the remainder of such original exercise price will be payable by the holder to EnCana under the EnCana Replacement Stock Options. No EnCana Replacement Stock Option or Cenovus Replacement Stock Option may be exercised or surrendered until the day that is the day after the Option/SAR Measurement Date. As the sole consideration for the grant of the Cenovus Replacement Stock Options by Cenovus, EnCana will: (i) assign to Cenovus that portion of its rights under the Subco Option Reimbursement Obligations equal to the Exercise Price Proportion; and (ii) acknowledge that the grant of the Cenovus Replacement Stock Options to individuals who are not Subco Employees is a direct benefit to the business of EnCana through providing remuneration and incentive to such persons and, accordingly, will agree to reimburse Cenovus in accordance with the EnCana Reimbursement Obligation for all cash payments made by Cenovus upon the surrender of Cenovus Replacement Stock Options by individuals who are not, immediately after the Effective Time, Subco Employees;

(g)	each holder of an EnCana SAR will dispose of the Exercise Price Proportion of such holder’s EnCana SARs to Cenovus and the remaining portion to EnCana, and as the sole consideration therefor: (i) Cenovus will grant Cenovus Replacement SARs to the holder under the Cenovus SAR Plan; and (ii) EnCana will grant EnCana Replacement SARs to the holder under the EnCana SAR Plan (collectively, the “SAR Exchange”), such that, for each EnCana SAR held by the holder, the holder will instead hold an EnCana Replacement SAR and a Cenovus Replacement SAR. For greater certainty, a holder of EnCana SARs will receive no consideration for the exchange of such EnCana SARs other than EnCana Replacement SARs and Cenovus Replacement SARs, and the EnCana SARs so exchanged will be cancelled and terminated concurrently with the SAR Exchange. The original base value of a holder’s EnCana SARs will be allocated to the EnCana Replacement SARs and the Cenovus Replacement SARs acquired by the holder pursuant to the SAR Exchange such that an amount equal to the Exercise Price Proportion of such original base value (rounded up to the nearest whole cent) will be the base value of the Cenovus Replacement SARs and an amount equal to the remainder of such original base value will be the base value of the EnCana Replacement SARs. No EnCana Replacement SARs or Cenovus Replacement SARs may be exercised until the day that is the day after the Option/ SAR Measurement Date. As the sole consideration for the grant of the Cenovus Replacement SARs by Cenovus, EnCana will: (i) assign to Cenovus that portion of its rights under the Subco SAR Reimbursement Obligations equal to the Exercise Price Proportion; and (ii) acknowledge that the grant of the Cenovus Replacement SARs to individuals who are not Subco Employees is a direct benefit to the business of EnCana through providing remuneration and incentive to such persons and, accordingly, will agree to reimburse Cenovus in accordance with the EnCana Reimbursement Obligation for all cash payments made by Cenovus upon the exercise of Cenovus Replacement SARs by individuals who are not, immediately after the Effective Time, Subco Employees;

(h)	each EnCana Shareholder will simultaneously transfer to EnCana, with good and marketable title thereto and free from any Encumbrances, all of the EnCana Common Shares held by such EnCana Shareholder (other than EnCana Common Shares in respect of which Dissent Rights are validly exercised), and as the sole consideration for each EnCana Common Share so transferred, EnCana will issue to each such EnCana Shareholder one New EnCana Common Share and one EnCana Special Share (the “Initial EnCana Share Exchange”). In connection with the Initial EnCana Share Exchange:
(i)	EnCana will not make a joint election under the provisions of Subsection 85(1) or Subsection 85(2) of the Tax Act with any EnCana Shareholder;

(ii)	subject to Subsection 3.01(1)(h)(iii), the amount in the stated capital account maintained by EnCana for the EnCana Common Shares will be deducted from such account and a portion thereof will be added to the stated capital account maintained by EnCana for each of the New EnCana Common Shares and the EnCana Special Shares based on the proportion thereof that the fair market value of each of such two classes of shares is of the fair market value of the EnCana Common Shares so exchanged, with all such fair market values determined in accordance with the authorization of the board of directors of EnCana at the time of the Initial EnCana Share Exchange; and

(iii)	the amounts to be added to the stated capital accounts maintained by EnCana for the New EnCana Common Shares and EnCana Special Shares pursuant to Subsection 3.01(1)(h)(ii) will not, in the aggregate, be greater than the PUC of the EnCana Common Shares so exchanged at the time of the Initial EnCana Share Exchange;
(i)	concurrently with the issuance of the New EnCana Common Shares pursuant to the Initial EnCana Share Exchange: (i) all of the EnCana Common Shares acquired by EnCana pursuant to the Initial EnCana Share Exchange will be cancelled; and (ii) the New EnCana Common Shares will, outside and not as part of this Plan of Arrangement, continue to be listed for trading on the TSX and NYSE and, for greater certainty, such continued listing will be effective before the redemption of the EnCana Special Shares pursuant to Subsection 3.01(2)(b) and the redemption of the Cenovus Special Shares pursuant to Subsection 3.01(2)(a);

(j)	immediately following the issuance of the New EnCana Common Shares pursuant to the Initial EnCana Share Exchange, a Right will be issued by EnCana in respect of each New EnCana Common Share pursuant to the EnCana Rights Plan, the terms of which, including the exercise price thereof (subject to adjustment in accordance with Subsection 2.3(c) of the EnCana Rights Plan), will be identical to the terms of the Rights which were attached to the EnCana Common Shares immediately prior to the Effective Time, provided that, for the purposes of the EnCana Rights Plan, the New EnCana Common Shares shall be the Common Shares (as defined in the EnCana Rights Plan) and the Exercise Price (as

defined in the EnCana Rights Plan) shall be determined based on the first five consecutive Trading Days, commencing on or after the Effective Date, on which the New EnCana Common Shares trade on the TSX, on an “if, as and when issued” basis or otherwise, and no further adjustments shall be required pursuant to Section 2.3 of the EnCana Rights Plan as a result of this Plan of Arrangement;
(k)	each EnCana Shareholder will simultaneously transfer to Cenovus, with good and marketable title thereto and free from any Encumbrances, all of the EnCana Special Shares held by such EnCana Shareholder, and, as the sole consideration for each EnCana Special Share so transferred, Cenovus will issue to each such EnCana Shareholder one Cenovus Common Share (the “Initial Cenovus Share Exchange”). In connection with the Initial Cenovus Share Exchange:
(i)	if requested by an Eligible Holder within 180 days after the Effective Date, Cenovus, through its successor, Amalco, will jointly elect with such Eligible Holder to have the provisions of Subsection 85(1) of the Tax Act (or, in the case of an Eligible Holder that is a partnership, Subsection 85(2) of the Tax Act), and the corresponding provisions of any applicable provincial legislation, apply to the Initial Cenovus Share Exchange with the agreed amount to be specified by such Eligible Holder (subject to the limitations set out in the Tax Act and any applicable provincial legislation); and

(ii)	in accordance with the CBCA, Cenovus will add to the stated capital account maintained by Cenovus for the Cenovus Common Shares an amount that will not exceed the aggregate PUC of the EnCana Special Shares so transferred to Cenovus less the amount, if any, by which the aggregate PUC of the EnCana Special Shares that are the subject of elections under Subsection 85(1) or 85(2) of the Tax Act exceeds the aggregate agreed amounts specified in such elections;
(l)	concurrently with the issuance of the Cenovus Common Shares pursuant to the Initial Cenovus Share Exchange, the Cenovus Common Shares will, outside and not as part of this Plan of Arrangement, be listed on the TSX and NYSE (subject to standard post-closing listing conditions imposed by the TSX and NYSE in similar circumstances) and, for greater certainty, such listing on the TSX will occur before the redemption of the EnCana Special Shares pursuant to Subsection 3.01(2)(b) and the redemption of the Cenovus Special Shares pursuant to Subsection 3.01(2)(a);

(m)	immediately following the issuance of the Cenovus Common Shares pursuant to the Initial Cenovus Share Exchange, provided that the Cenovus Rights Plan has been approved by the EnCana Shareholders, a Right will be issued by Cenovus in respect of each Cenovus Common Share outstanding pursuant to the Cenovus Rights Plan;

(n)	EnCana will transfer to Cenovus all of the Distribution Property (the “Distribution Property Exchange”), with good and marketable title thereto and free from any Encumbrances. As the consideration for the Distribution Property so transferred by EnCana to Cenovus, Cenovus will: (i) issue to EnCana 100 Cenovus Special Shares, having an aggregate redemption amount, as determined pursuant to the articles of Cenovus, equal to the fair market value of the Distribution Property at the time of transfer less the amount of the Cenovus Non-Share Consideration; and (ii) incur any Cenovus Non-Share Consideration; and

(o)	in connection with the Distribution Property Exchange:
(i)	Cenovus and EnCana will jointly elect to have the provisions of Subsection 85(1) of the Tax Act apply to the transfer of the Distribution Property. The agreed amount in respect of the election will not exceed the fair market value of the Distribution Property. The agreed amount will be an amount equal to the greater of the cost amount (for the purposes of the Tax Act) of the Distribution Property to EnCana and the fair market value of any Cenovus Non-Share Consideration;

(ii)	in accordance with the CBCA, the amount added to the stated capital of Cenovus Special Shares issued by Cenovus to EnCana as described in Subsection 3.01(1)(n), will be equal to the agreed amount described in Subsection 3.01(1)(o)(i) for the Distribution Property less the fair market value of any Cenovus Non-Share Consideration; and

(iii)	as a result of the transfer of the Distribution Property to Cenovus, the net fair market value of the property received by Cenovus will be equal to or approximate that proportion of the net fair market value of all property owned by EnCana immediately before the transfer that:
(A)	the aggregate fair market value of the EnCana Special Shares owned by Cenovus immediately before the transfer, is of

(B)	the aggregate fair market value of all the issued and outstanding shares of EnCana immediately before the transfer.

(2)	immediately after the Listing Time, the events and transactions set out in Subsections 3.01(2)(a) to 3.01(2)(k), inclusive, will occur and be deemed to occur in the order set out below, without any further act or formality, and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction:
(a)	Cenovus will redeem for cancellation all of the outstanding Cenovus Special Shares held by EnCana for an amount equal to the aggregate redemption amount (as determined pursuant to the articles of Cenovus) for such Cenovus Special Shares and will issue to EnCana as the sole consideration therefor a demand promissory note (the “Cenovus Redemption Note”) in a principal amount equal to such aggregate redemption amount and bearing interest at a rate equal to the Prime Rate from the date of demand for payment to the date of payment in full and absolute payment, satisfaction and discharge of such aggregate redemption amount, with the risk of the Cenovus Redemption Note being dishonoured. The amount of any deemed dividend resulting from the application of Subsection 84(3) of the Tax Act to the redemption of all of the outstanding Cenovus Special Shares is hereby designated by Cenovus as an Eligible Dividend;

(b)	EnCana will redeem for cancellation all of the outstanding EnCana Special Shares held by Cenovus for an amount equal to the aggregate redemption amount (as determined pursuant to the articles of EnCana) for such EnCana Special Shares and will issue to Cenovus as the sole consideration therefor a demand promissory note (the “EnCana Redemption Note”) in a principal amount equal to such aggregate redemption amount and bearing interest at a rate equal to the Prime Rate from the date of demand for payment to the date of payment in full and absolute payment, satisfaction and discharge of such aggregate redemption amount, with the risk of the EnCana Redemption Note being dishonoured. The amount of any deemed dividend resulting from the application of Subsection 84(3) of the Tax Act to the redemption of all of the outstanding EnCana Special Shares is hereby designated by EnCana as an Eligible Dividend;

(c)	EnCana will pay the principal amount of the EnCana Redemption Note by transferring to Cenovus the Cenovus Redemption Note, and the Cenovus Redemption Note will be accepted by Cenovus in full and absolute payment, satisfaction and discharge of EnCana’s obligations under the EnCana Redemption Note. Simultaneously, Cenovus will pay the principal amount of the Cenovus Redemption Note by transferring to EnCana the EnCana Redemption Note, and the EnCana Redemption Note will be accepted by EnCana in full and absolute payment, satisfaction and discharge of Cenovus’s obligations under the Cenovus Redemption Note. The EnCana Redemption Note and the Cenovus Redemption Note will thereupon be cancelled;
(d)	the articles of EnCana will be amended to remove all of the EnCana Special Shares and EnCana Common Shares from the authorized capital of EnCana (and to remove all references to the EnCana Special Shares and EnCana Common Shares), such that, following such amendment, EnCana will be authorized to issue an unlimited number of New EnCana Common Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares;

(e)	the articles of Cenovus will be amended to remove all of the Cenovus Special Shares from the authorized capital of Cenovus (and to remove all references to the Cenovus Special Shares), such that, following such amendment, Cenovus will be authorized to issue an unlimited number of Cenovus Common Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares, and the rights, privileges, restrictions and conditions attaching to each class of shares of Cenovus will be as set out in Schedule B to this Plan of Arrangement;

(f)	the directors of Cenovus will be those persons listed in Schedule C to this Plan of Arrangement;

(g)	the directors of Cenovus will have the authority to appoint one or more additional directors of Cenovus, who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of Cenovus, but the total number of directors so appointed may not exceed one third of the number of Persons who become directors of Cenovus as contemplated by Subsection 3.01(2)(f);

(h)	the by-laws of Cenovus will be the by-laws set out in Schedule D to this Plan of Arrangement, and such by-laws are hereby deemed to have been confirmed by the shareholders of Cenovus;

(i)	PricewaterhouseCoopers LLP will be the initial auditors of Cenovus, to hold office until the close of the first annual meeting of shareholders of Cenovus, or until PricewaterhouseCoopers LLP resigns as contemplated by Section 164 of the CBCA or are removed from office as contemplated by Section 165 of the CBCA, and the directors of Cenovus will be authorized to fix their remuneration;

(j)	the Amalgamating Corporations shall be amalgamated and continued as one corporation on the terms as set out in Schedule E to this Plan of Arrangement, as if, except as otherwise set forth herein, the Amalgamation were carried out pursuant to Subsection 184(1) of the CBCA, and:
(i)	all of the property (except any amounts receivable from any Amalgamating Corporation or any shares of any Amalgamating Corporation) of the Amalgamating Corporations held immediately before the Amalgamation will become the property of Amalco;

(ii)	all of the liabilities and obligations (excluding any amounts payable to any Amalgamating Corporation) of the Amalgamating Corporations immediately before the Amalgamation will become liabilities and obligations of Amalco and as a result Amalco shall continue to be liable for the obligations of each Amalgamating Corporation (other than an amount owing by an Amalgamating Corporation to another Amalgamating Corporation);

(iii)	any existing cause of action, claim or liability to prosecution of an Amalgamating Corporation shall be unaffected;

(iv)	any civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may be continued to be prosecuted by or against Amalco;

(v)	a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco;

(vi)	the Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of amalgamation and articles of incorporation of Amalco and the Certificate of Arrangement issued in respect of such Articles of Arrangement by the Director under the CBCA shall be deemed to be the certificate of amalgamation and certificate of incorporation of Amalco;

(vii)	the initial directors of Amalco shall be those persons listed in Schedule C to this Plan of Arrangement and such individuals shall hold office until the next annual meeting of the shareholders of Amalco or until their successors are elected or appointed;

(viii)	the by-laws of Amalco shall be the same as those of Cenovus, mutatis mutandis;

(ix)	the registered office of Amalco shall be located at 4000, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9;

(x)	PricewaterhouseCoopers LLP will be the initial auditors of Amalco, to hold office until the close of the first annual meeting of shareholders of Amalco, or until PricewaterhouseCoopers LLP resigns as contemplated by Section 164 of the CBCA or are removed from office as contemplated by Section 165 of the CBCA, and the directors of Amalco will be authorized to fix their remuneration;

(xi)	the name of Amalco will be “Cenovus Energy Inc.” and Amalco will use the registration number of Cenovus under Part IX of the Excise Tax Act (Canada);

(xii)	all the outstanding Subco Shares will be cancelled without any repayment of capital in respect thereof;

(xiii)	no securities will be issued by Amalco in connection with the Amalgamation and the stated capital of the Amalco Common Shares immediately after the Amalgamation will be equal to the aggregate PUC of all the issued and outstanding Cenovus Common Shares;

(xiv)	for greater certainty, the issued and outstanding Cenovus Common Shares will become the issued and outstanding Amalco Common Shares and, outside and not as part of this Plan of Arrangement, the Amalco Common Shares will continue to be listed on the TSX and NYSE (subject to standard listing conditions imposed by the TSX and NYSE in similar circumstances);

(xv)	for greater certainty, each outstanding Cenovus Replacement Stock Option will become an Amalco Replacement Stock Option entitling the holder thereof to acquire the same number of Amalco Common Shares, and the Cenovus Stock Option Plan will become the Amalco Stock Option Plan, with all of the other terms and conditions of the Amalco Replacement Stock Options, including exercise price and vesting conditions, being the same as the Cenovus Replacement Stock Options;

(xvi)	for greater certainty, each outstanding Cenovus Replacement SAR will become an Amalco Replacement SAR with the appreciation value of each Amalco Replacement SAR being referable to the appreciation in value of an Amalco Common Share and the Cenovus SAR Plan will become the Amalco SAR Plan, with all of the other terms and conditions of the Amalco Replacement SARs, including base value and vesting conditions, being the same as the Cenovus Replacement SARs;

(xvii)	for greater certainty, each outstanding Cenovus DSU will become an Amalco DSU, on the same terms and conditions, and the Cenovus DSU Plans will become the Amalco DSU Plans; and

(xviii)	for greater certainty, the Cenovus Rights Plan will become the Amalco Rights Plan, and the Rights attached to the Cenovus Common Shares will become Rights attached to the Amalco Common Shares; and
(k)	the account of each holder of EnCana DSUs in the EnCana DSU Plans (other than a DSU Exchange Participant) will be credited with that additional number of EnCana DSUs, pursuant to the applicable EnCana DSU Plan, as is equal to such holder’s DSU Adjustment Number.
(3)	All amounts of stated capital for purposes of the CBCA to be determined under this Plan of Arrangement will be determined in accordance with the authorization of the board of directors of the applicable corporation, subject to the limitations in this Plan of Arrangement.

(4)	EnCana and Cenovus hereby acknowledge that it is the respective expectation of each party that the aggregate fair market value of the benefits obtained by each of EnCana and Cenovus pursuant to the DSU Exchange, Option Exchange and SAR Exchange will equal the fair market value of the incremental obligations of each of EnCana and Cenovus, respectively, pursuant to the DSU Exchange, Option Exchange and SAR Exchange and further agree that, if the fair market value of the benefits so obtained by EnCana exceeds the fair market value of the incremental obligations so incurred by EnCana, any such difference shall be regarded as Cenovus Non -Share Consideration. No other Cenovus Non-Share Consideration is intended.

(5)	Outside and not as part of this Plan of Arrangement, the articles of Amalco will be restated and the restated articles of Amalco will be filed with the Director pursuant to Section 180 of the CBCA.

(6)	Outside and not as part of this Plan of Arrangement, the articles of EnCana will be restated and the restated articles of EnCana will be filed with the Director pursuant to Section 180 of the CBCA.
ARTICLE 4 — RIGHTS OF DISSENT
4.01 Rights of Dissent
(1)	EnCana Shareholders may exercise Dissent Rights in connection with the Arrangement with respect to their EnCana Common Shares pursuant to and in the manner set forth in the Interim Order, Section 190 of the CBCA and this Section 4.01, as the same may be modified by the Interim Order or the Final Order. EnCana Shareholders who duly exercise such Dissent Rights and who:
(a)	are ultimately entitled to be paid fair value for their EnCana Common Shares shall be deemed not to have participated in the transactions in Article 3 and shall be deemed to have transferred such EnCana Common Shares to Acquisition Sub immediately after the completion of the transactions in Article 3 without any further act or formality, and free and clear of all Encumbrances, in consideration of a debt-claim against Acquisition Sub to be paid the fair value of such EnCana Common Shares (and EnCana shall by operation of law guarantee the obligations of Acquisition Sub under such debt claim), which fair value shall be determined as of the close of business on the Business Day before the day on which the Final Order was made, and will not be entitled to any other payment or consideration, and the name of each such Dissenting Shareholder will thereupon be removed from the register of holders of EnCana Common Shares (and Acquisition Sub will be added to the register of holders of EnCana Common Shares in respect of the EnCana Common Shares transferred to Acquisition Sub); or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their EnCana Common Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting EnCana Shareholder as at and from the Effective Time and will be treated in the same manner as such a holder, on the basis set out in this Plan of Arrangement.
(2)	Immediately after Acquisition Sub is deemed to have acquired EnCana Common Shares upon the exercise of Dissent Rights pursuant to Section 4.01(1), Acquisition Sub shall be deemed to have transferred all EnCana Common Shares transferred to it pursuant to Section 4.01(1) to EnCana without any further act or formality, and free and clear of all Encumbrances, in consideration of a debt-claim against EnCana in the aggregate amount equal to the amount of the debt-claims against Acquisition Sub that arise pursuant to Section 4.01(1)

and such debt-claim against EnCana shall be paid and satisfied by EnCana providing to Acquisition Sub the funds necessary to satisfy the debt-claims against Acquisition Sub that arise pursuant to Section 4.01(1) and Acquisition Sub will use such funds to satisfy the debt-claims arising pursuant to Section 4.01(1), and the name of Acquisition Sub will thereupon be removed from the register of holders of EnCana Common Shares and such EnCana Common Shares so transferred to EnCana shall thereupon be cancelled. The amount of any deemed dividend resulting from application of Subsection 84(3) of the Tax Act to the repurchase of the EnCana Common Shares held by Acquisition Sub is hereby designated by EnCana as an Eligible Dividend.

(3)	All payments made to a Dissenting Shareholder pursuant to this Article shall be subject to, and paid net of, all applicable withholding taxes.
ARTICLE 5— CERTIFICATES AND PAYMENTS
5.01 Entitlement to Share Certificates and Payments
(1)	Upon the Arrangement becoming effective, from and including the Effective Date to and including the Distribution Record Date, share certificates previously representing EnCana Common Shares that were exchanged in accordance with the provisions of this Plan of Arrangement will represent the New EnCana Common Shares and Amalco Common Shares to be issued to EnCana Shareholders under this Plan of Arrangement.

(2)	As soon as practicable after the Distribution Record Date, there will be delivered to each EnCana Shareholder of record at the close of business on the Distribution Record Date certificates representing the Amalco Common Shares to which such holder is entitled pursuant to the provisions of this Plan of Arrangement.

(3)	The certificates representing EnCana Common Shares will be deemed for all purposes thereafter to be certificates representing New EnCana Common Shares and, accordingly, no new certificates will be issued representing such New EnCana Common Shares.

(4)	Share certificates representing the Amalco Common Shares will be sent to EnCana Shareholders by first class mail at the most recent address for each EnCana Shareholder on the list of registered EnCana Shareholders maintained by the Transfer Agent.

(5)	No certificates will be issued for shares that are issued and subsequently cancelled in accordance with the provisions of this Plan of Arrangement.

(6)	If any certificate which immediately prior to the Effective Time represented an interest in outstanding EnCana Common Shares that were exchanged for New EnCana Common Shares and Amalco Common Shares pursuant to the provisions of this Plan of Arrangement has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Transfer Agent will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of EnCana and Amalco and their respective transfer agents, which bond is in form and substance satisfactory to each of EnCana and Amalco and their respective transfer agents, or shall otherwise indemnify EnCana and Amalco and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

(7)	All dividends or other distributions, if any, made with respect to any Amalco Common Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Transfer Agent to be held by the Transfer Agent in trust for the registered holder thereof. The Transfer Agent shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Transfer Agent in such form as the Transfer Agent may reasonably require, such dividends and distributions to which such holder is entitled, net of applicable withholding and other taxes.

ARTICLE 6 — AMENDMENTS
6.01 Amendments
(1)	Subject to compliance with the terms of this Article 6, EnCana, Cenovus and Subco may amend, modify or supplement this Plan of Arrangement at any time provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; and (iii) filed with the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by EnCana, Cenovus and Subco at any time prior to or at the Meeting (provided that the other parties to the Arrangement Agreement shall have consented thereto) with or without any other prior notice or communication to EnCana Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	EnCana, Cenovus and Subco may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting but prior to the Effective Time with the approval of the Court and, if and as required by the Court, after communication to EnCana Shareholders.

(4)	Any amendment, modification or supplement to this Plan of Arrangement may be made at any time following the Effective Time, but prior to the restatement of the articles of EnCana and Amalco, by EnCana and Amalco without the approval of the Court, the EnCana Shareholders or the shareholders of Amalco, provided that it concerns a matter which, in the reasonable opinion of EnCana and Amalco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement or is not adverse to the financial or economic interests of any holder or former holder of EnCana Common Shares or any holder of Amalco Common Shares.

SCHEDULE A
Share Conditions attaching to EnCana Common Shares, New EnCana Common Shares,
EnCana Special Shares and the First Preferred and Second Preferred Shares of EnCana at the time of the amendment contemplated in Subsection 3.01(1)(e)
1.	The rights, privileges, restrictions and conditions attaching to the Class A Common Shares are as follows:
(a)	Payment of Dividends: Subject to applicable law, the holders of the Class A Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation (the “Board”), in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Class A Common Shares, the Board may in its sole discretion declare dividends on the Class A Common Shares to the exclusion of any other class of shares of the Corporation.

(b)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Common Shares and Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Class A Common Shares and Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation without preference or distinction as to the class of shares held.

(c)	Voting Rights: Subject to applicable law, the holders of the Class A Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to two votes in respect of each Class A Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.
2.	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:
(a)	Payment of Dividends: Subject to applicable law, the holders of the Common Shares will be entitled to receive dividends if, as and when declared by the Board, in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Common Shares and Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Class A Common Shares and Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation without preference or distinction as to the class of shares held.

(c)	Voting Rights: Subject to applicable law, the holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.
3.	The rights, privileges, restrictions and conditions attaching to the Special Shares are as follows:
(a)	Dividends: The holders of the Special Shares will be entitled to receive non-cumulative cash dividends, if, as and when declared by the Board, in such amounts and payable in such manner and at such times as the Board may from time to time determine. The Board may, in its sole discretion, declare dividends on the Special Shares to the exclusion of any other class of shares of the Corporation.

(b)	Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Special Shares will be entitled to receive, before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to the holders of Class A Common Shares and Common Shares or holders of any other shares of any other class of the Corporation, an amount equal to the Redemption Amount (as defined in paragraph 3(c) below) in respect of each Special Share held by them, respectively, to the extent of the amount or value of the assets of the Corporation available under applicable law for payment to holders of shares of the Corporation upon liquidation, dissolution or winding up of the Corporation. After payment to the holders of the Special Shares of the amount provided above in this paragraph 3(b), such holders will not be entitled to share in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(c)	Redemption by Corporation: The Corporation may redeem at any time the whole, or from time to time any part, of the then issued and outstanding Special Shares from the holders thereof on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of: (i) an amount for each Special Share to be redeemed equal to the aggregate fair market value of all of the issued and outstanding EnCana Common Shares immediately before the issuance of the Special Shares as described in Subsection 3.01(1)(h) of the Plan of Arrangement multiplied by the Butterfly Proportion and then divided by the number of Special Shares so issued; and (ii) all declared and unpaid dividends on such Special Share. The amount contemplated by items (i) and (ii) above in this paragraph 3(c) is referred to herein as the “Redemption Amount”. For the purposes of this paragraph 3(c):

“Butterfly Proportion” means the fraction A/B where:
A	is the Net Fair Market Value of the Distribution Property to be transferred by the Corporation to Cenovus as described in Subsection 3.01(1)(n) of the Plan of Arrangement determined immediately before such transfer; and

B	is the Net Fair Market Value of all property owned by the Corporation immediately before the transfer of the Distribution Property by the Corporation to Cenovus as described in Subsection 3.01(1)(n) of the Plan of Arrangement;
“Cenovus” has the meaning attributed to such term in the Plan of Arrangement;

“Distribution Property” has the meaning attributed to such term in the Plan of Arrangement;

“EnCana Common Shares” has the meaning attributed to such term in the Plan of Arrangement;

“Net Fair Market Value” of any property shall be determined on a consolidated basis in accordance with all administrative policies of the Canada Revenue Agency in effect at the time the Special Shares are issued and, in determining Net Fair Market Value, the following principles will apply:
(i)	any tax-related accounts in any corporation (such as deferred income taxes, the balance of non-capital losses and the balance of net capital losses) will not be considered to be property of that corporation;

(ii)	the amount of any liability will be its principal amount;

(iii)	no amount will be considered to be a liability unless it represents a true legal liability which is capable of quantification;

(iv)	the portion of the long-term debt due within one year will be treated as a current liability; and

(v)	liabilities of a corporation will include its respective partnership share of each liability of any partnership of which such corporation is a partner; and
“Plan of Arrangement” means the Plan of Arrangement to which this Schedule A is attached.

(d)	Retraction by Holder: Subject to applicable law, a holder of Special Shares will be entitled to require the Corporation to redeem, at any time, all or any of the Special Shares held by such holder, by tendering to the Corporation at its registered office a share certificate or certificates representing the Special Shares that the holder wishes to have the Corporation redeem together with a written request specifying the number of Special Shares to be redeemed and the business day (referred to herein as the “Retraction Date”) on which the holder wishes to have the Corporation redeem the Special Shares. Following receipt of such share certificate or certificates and written request, the Corporation will, on the Retraction Date (or as soon as practicable thereafter), redeem such Special Shares by paying to the holder the Redemption Amount for each Special Share so redeemed.

(e)	Cancellation: Any Special Shares that are redeemed by the Corporation as aforesaid will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment of the Redemption Amount by the Corporation to or for the benefit of the holder thereof.

(f)	No Dilution: For so long as any Special Shares are outstanding, the Corporation will not: (i) declare or pay any dividend on the shares of any other class of the Corporation; or (ii) redeem, purchase for cancellation or otherwise acquire any shares of any other class of the Corporation, if, in the opinion of the Board, the payment of such dividend or the consideration payable in connection with such redemption, purchase or other acquisition, as the case may be, would reduce the net realizable value of the assets of the Corporation (after taking into account all liabilities of the Corporation) to an amount that is less than the product of the Redemption Amount of each

Special Share multiplied by the number of Special Shares outstanding immediately before the time of payment of such dividend or consideration, as the case may be.

(g)	Voting Rights: Subject to applicable law, holders of the Special Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

(h)	Specified Amount: For the purposes of Subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each Special Share shall be the amount specified by a Director or an Officer of the Corporation in a certificate that is made (i) effective concurrently with the issuance of such Special Share; and (ii) pursuant to a resolution of the Board duly passed and evidenced in writing authorizing the issuance of such Special Share, such amount to be expressed as a dollar amount (and not expressed as a formula) and shall be equal to the fair market value of the consideration for which such Special Share is issued.
4.	The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:
(a)	Authority to Issue in One or More Series: The First Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of First Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of First Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any First Preferred Shares if by so doing the aggregate amount payable to holders of First Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of First Preferred Shares: The First Preferred Shares will rank junior to the Special Shares, but will be entitled to priority over the Second Preferred Shares, the Class A Common Shares and the Common Shares and over any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the First Preferred Shares outstanding, no dividend can be declared and paid, or set apart for payment, on the Second Preferred Shares, the Class A Common Shares or the Common Shares or on any other shares ranking junior to the First Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of First Preferred Shares outstanding have been declared and paid or set apart for payment.
5.	The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are as follows:
(a)	Authority to Issue in One or More Series: The Second Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Second Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of Second Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of Second Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay, dividends on that series of Second Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any Second Preferred Shares if by so doing the aggregate amount payable to holders of Second Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of Second Preferred Shares: The Second Preferred Shares will rank junior to the Special Shares and the First Preferred Shares, but will be entitled to priority over the Class A Common Shares and the Common Shares and over any other shares ranking junior to the Second Preferred Shares, with respect to the payment of dividends and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up of its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the Second Preferred Shares outstanding, no dividend can be declared and paid, or set apart for payment, on the Class A Common Shares or the Common Shares or on any other shares ranking junior to the Second Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of Second Preferred Shares outstanding have been declared and paid or set apart for payment.

SCHEDULE B
Share Conditions attaching to Cenovus Common Shares
and the First Preferred and Second Preferred Shares of Cenovus at the time of the amendment contemplated in Subsection 3.01(2)(e)
1.	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:
(a)	Payment of Dividends: Subject to applicable law, the holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation (the “Board”), in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c)	Voting Rights: Subject to applicable law, the holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.
2.	The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:
(a)	Authority to Issue in One or More Series: The First Preferred Shares may, at any time and from time to time, be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of First Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of First Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any First Preferred Shares if by so doing the aggregate amount payable to holders of First Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of First Preferred Shares: The First Preferred Shares will be entitled to priority over the Second Preferred Shares and the Common Shares and over any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the First Preferred Shares outstanding, no dividend shall be declared and paid, or set apart for payment, on the Second Preferred Shares or the Common Shares or on any other shares ranking junior to the First Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of First Preferred Shares outstanding have been declared and paid or set apart for payment.
3.	The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are as follows:
(a)	Authority to Issue in One or More Series: The Second Preferred Shares may, at any time and from time to time, be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Second Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of Second Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of Second Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of Second Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any Second Preferred Shares if by so doing the aggregate amount payable to holders of Second Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of Second Preferred Shares: The Second Preferred Shares will rank junior to the First Preferred Shares, but will be entitled to priority over the Common Shares and over any other shares ranking junior to the Second Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up of its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the Second Preferred Shares outstanding, no dividend can be declared and paid on or set apart for payment on the Common Shares or on any other shares ranking junior to the Second Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of Second Preferred Shares outstanding have been declared and paid or set apart for payment.

SCHEDULE C
Directors of Cenovus

Name	Canadian Resident
Michael A. Grandin (Chairman)	Yes
Ralph S. Cunningham	No
Patrick D. Daniel	Yes
Ian W. Delaney	Yes
Brian C. Ferguson	Yes
Valerie A. A. Neilsen	Yes
Wayne G. Thomson	Yes
Charles M. Rampacek	No
Colin Taylor	Yes

SCHEDULE D
By-Laws of Cenovus
BY-LAW NO. 1
A by-law relating generally to the conduct of the business and affairs of 7050372 Canada Inc
PART ONE
INTERPRETATION
1.01 Definitions
In this By-Law, unless the context otherwise requires:
(a)	“Act” means the Canada Business Corporations Act and the regulations made thereunder and any statute and regulations that may be substituted therefor, as from time to time amended;

(b)	“Articles” means the Articles of Incorporation of the Corporation as from time to time amended or restated;

(c)	“Board” means the board of directors of the Corporation;

(d)	“By-Laws” means this By-Law No. 1 and all other by-laws of the Corporation from time to time in force and effect;

(e)	“Corporation” means 7050372 Canada Inc.;

(f)	“Recorded Address” means in the case of a shareholder the address as recorded in the securities register; in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the Board, the latest address for such person as recorded in the records of the Corporation or, in the case of a director, in the last notice of directors filed under the Act; and

(g)	“Signing Officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Section 2.01 or by a resolution passed pursuant thereto.
All terms and expressions defined in the Act and used herein shall have the same meaning herein as in the Act.
1.02 Construction
Words importing the singular include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated associations.
PART TWO
BUSINESS OF THE CORPORATION
2.01 Execution of Instruments
All instruments and documents of whatsoever kind may be signed on behalf of the Corporation by the Chairman, the Vice-Chairman, the President, a Vice-President or a director together with another one of the foregoing persons or together with the Secretary, the Treasurer, an Assistant Secretary or an Assistant Treasurer. The Board may, however, by resolution authorize another person or persons by whom, and the manner in which, any particular instrument or document or class of instruments or documents may or shall be signed, including the use of facsimile reproductions of signatures and the use of a corporate seal or a facsimile reproduction thereof.
2.02 Corporate Seal
Until changed by the Board, the corporate seal of the Corporation shall be in the form impressed or embossed in the margin hereto.
2.03 Voting Rights in Other Entities
Except when otherwise directed by the Board, Signing Officers may execute and deliver proxies which, unless required by applicable law, need not be under corporate seal of the Corporation, and arrange for the issuance of any certificate or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such certificate or other evidence shall be in favour of such person or persons as the Signing Officers executing or arranging for the issuance thereof may determine. In addition, the Board, or failing the Board, the Signing Officers, may direct the manner in which and the person or persons by whom any voting rights or class of voting rights shall be exercised.
2.04 Financial Year
Until changed by resolution of the Board, the financial year of the Corporation shall end on the 31st day of December in each year.
PART THREE
BORROWING
3.01 Borrowing Power
Without limiting the borrowing powers of the Corporation as set forth in the Act, the Board may from time to time:
(a)	borrow money on the credit of the Corporation;

(b)	issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation;

(c)	give a guarantee on behalf of the Corporation to secure performance of an obligation of any person or give, directly or indirectly, financial assistance to any person on behalf of the Corporation by means of a loan, guarantee or otherwise; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.
3.02 Delegation
The Board may from time to time delegate to one or more director or officer of the Corporation, at least one of whom shall be the Chairman, the Vice-Chairman, the President, the Chief Financial Officer, the Treasurer or the Secretary, any or all of the powers set out in Section 3.01 to such extent and in such manner as the Board may determine.
PART FOUR
DIRECTORS’ MEETINGS
4.01 Number of Directors and Quorum
Subject to the Articles, the number of directors of the Corporation may be fixed from time to time by resolution of the Board. A majority of the directors shall form a quorum of the Board.
4.02 Meetings of the Board
Meetings of the Board shall be held from time to time and at such place as the Board, the Chairman, the Vice-Chairman, the President or any two directors may from time to time determine. The Secretary shall call a meeting of the Board when directed to do so by the Chairman, the Vice-Chairman, the President or any two directors.
4.03 Notice
No notice need be given of the first meeting of the Board following a meeting of shareholders at which directors are elected if such meeting of the Board is held immediately after the meeting of shareholders. Notice of all other meetings of the Board shall be delivered, mailed or communicated by means of telephonic, electronic or any other communications facilities to each director not less than twenty-four (24) hours before the time when the meeting is to be held.
4.04 Chairman of Board Meetings
The chairman of any meeting of the Board shall be the first mentioned of the following officers who is also a director and is present or deemed to be present at the meeting: the Chairman, the Vice-Chairman, the President or a Vice-President who is also a director. If no such officer is present, the directors shall choose one of their number to chair the meeting.
4.05 Voting
At all Board meetings every question shall be decided by a majority of the votes cast thereon. In case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

4.06 Participation by Electronic Means
A director may, if all the directors of the Corporation consent, participate in a meeting of directors or of any committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in a meeting by those means is deemed for the purposes of the Act and the By-Laws to be present at that meeting. Any such consent of a director may be validly given before or after the meeting to which it relates and may be given with respect to all meetings of directors or of any committees of directors held while a director holds office.
PART FIVE
MEETINGS OF SHAREHOLDERS
5.01 Participation in Meetings by Electronic Means
Any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation has made available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act and the By-Laws to be present at the meeting.
5.02 Meeting Held by Electronic Means
If the directors of the Corporation call a meeting of shareholders pursuant to the Act, those directors may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A person participating in a meeting of shareholders held by such means is deemed to be present in person at the meeting and will have the opportunity to participate to the same extent as if the person were attending in person and in full purview of other shareholders.
5.03 Presiding Officer
The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and is present or deemed to be present at the meeting: the Chairman, the Vice-Chairman, the President or a Vice-President who is also a director. In the absence of any such officer, the shareholders shall choose one of their number to chair the meeting. The secretary of the meeting shall be the Secretary of the Corporation or failing him, the Assistant Secretary of the Corporation. Notwithstanding the above, the chairman of the meeting, at his sole discretion, may appoint a person, who need not be a shareholder, to act as secretary of the meeting.
5.04 Persons Entitled to be Present
The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act, the Articles or the By-Laws to be present. Any other person may be admitted only with the consent of the chairman of the meeting or with the consent of the meeting.
5.05 Quorum
A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for such a shareholder, and together holding or representing twenty-five percent of the outstanding shares of the Corporation entitled to vote at the meeting.
5.06 Scrutineers
At any meeting of shareholders, the chairman of the meeting may with the consent of the meeting appoint one or more persons, who may be shareholders, to serve as scrutineers.
5.07 Votes to Govern
At any meeting of shareholders, unless a special resolution is required, all questions shall be decided by the majority of votes cast on the question.

5.08 Voting
     (1) Subject to the Act, every question submitted to any meeting of shareholders shall be decided on a show of hands, except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting. Upon a show of hands, at every meeting at which he is entitled to vote, each person present or deemed to be present, on his own behalf, and each proxyholder present or deemed to be present, shall have one vote. A declaration by the chairman of the meeting that the question has been carried, carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of such fact; and the results of the vote so taken and declared shall be the decision of the shareholders upon the said question.
     (2) A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by a show of hands. The ballot shall be taken in such manner as the chairman of the meeting shall direct. Upon a ballot at which he is entitled to vote every shareholder present, or deemed to be present, on his own behalf or by proxy shall (subject to the provisions, if any, of the Articles) have one vote for every share registered in his name; and the results of the ballot so taken and declared shall be the decision of the shareholders upon the said question.
5.09 Electronic Voting
     (1) Any person entitled to attend and vote at a meeting of shareholders may vote at the meeting in person or by proxy and, subject to any determinations made from time to time by the Board, may appoint a proxy by any method permitted by law, including over the Internet, by the input of data using telephonic facilities or by reproduction using facsimile or electronic facilities.
     (2) To the extent permitted by the By-Laws or the Articles of the Corporation or by the Act or other laws governing the Corporation, the Board may establish, in connection with any meeting of shareholders, procedures regarding voting at the meeting by means of the Internet, telephonic, electronic or other communication facilities, and make available such communication facilities consistent with those procedures. The Board may determine from time to time that the voting at any specific meeting shall be held entirely by such means.
PART SIX
OFFICERS
6.01 Appointment
The Board may from time to time elect or appoint officers with such duties and powers and for such terms of office as the Board deems advisable and, in particular, a Chairman, a Vice-Chairman, a Chief Executive Officer, a President, a Chief Operating Officer, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Comptroller, a Secretary and a Treasurer (who may also be Vice-Presidents), and one or more assistants to any of the officers so elected or appointed. Except as provided in Section 6.03, the same person may hold more than one office.
6.02 Chairman, Vice-Chairman and President
The Chairman, Vice-Chairman and President shall each be a director and shall have such powers and duties as the Board may specify.
6.03 Chief Executive Officer
The Board may designate an officer as Chief Executive Officer of the Corporation who, as such, shall, subject to the authority of the Board, have general supervision over the business of the Corporation. The Chairman and the Chief Executive Officer of the Corporation shall not be the same person, except in the event of the death, resignation or removal of the Chairman or the Chief Executive Officer, until such time as a permanent successor is appointed as Chairman or Chief Executive Officer, as the case may be.
6.04 Chief Operating Officer
The Board may designate an officer as the Chief Operating Officer who, as such, shall have the powers and duties as the Board or the Chief Executive Officer may specify.
6.05 Vice-Chairman
The Vice-Chairman, if any, in the absence or non-appointment of the Chairman, shall preside as chairman at all meetings of the Board and shareholders.

6.06 Vice-Presidents
During the absence or disability of the President, his duties shall be performed and his powers exercised by the Vice-President or, if there is more than one, by the Vice-President or Vice-Presidents designated from time to time by the Board or the President; provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or of a committee of directors. A Vice-President shall have such other powers and duties as the Board or Chief Executive Officer may specify.
6.07 Comptroller
The Comptroller shall be the principal officer in charge of the accounts of the Corporation and shall have such other powers and duties as may be assigned to him by the Chief Executive Officer.
6.08 Secretary
The Secretary shall attend and be the secretary of all meetings of the Board, committees of the Board (unless another person is designated to act as secretary of such meeting or meetings by any such committee), and shareholders and the secretary or such other designated person in the case of meetings of any committees of the Board shall maintain minutes of all proceedings thereat. The Secretary shall give, or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the Board and shall be custodian of the corporate seal and records of the Corporation, except when another officer has been appointed for that purpose, and the Secretary shall have such other powers and duties as the Board or the Chief Executive Officer may specify. The Assistant Secretary or, if more than one, the Assistant Secretaries, shall assist the Secretary in the performance of his duties and shall exercise all his powers and carry out all his duties in the absence or disability of the Secretary.
6.09 Treasurer
The Treasurer shall have the care and custody of all funds and securities of the Corporation and shall deposit or cause to be deposited all moneys of the Corporation with the Corporation’s bankers, or otherwise deal with the same, including the short term investment of moneys, as designated by the Board, provided that the Treasurer may from time to time arrange for the temporary deposit of moneys of the Corporation in banks, trust companies or other financial institutions within or outside Canada not so designated by the Board for the purpose of facilitating transfer thereof to the credit of the Corporation in a bank, trust company or other financial institution so designated. The books and accounts shall at all times be open to inspection and examination by the Board, by any committee of the Board, by the President or by any person appointed by the Board for that purpose. The Treasurer shall sign or countersign such instruments as require his signature and shall perform all duties incident to his office. The Treasurer shall have such other powers and duties as the Board or the Chief Executive Officer may specify. The Assistant Treasurer, or if more than one, the Assistant Treasurers, shall assist the Treasurer in the performance of his duties and shall exercise all the Treasurer’s powers and carry out all his duties in the absence or disability of the Treasurer.
6.10 Term of Office
The Board, in its discretion, may remove any officer of the Corporation, without prejudice to the rights of such officer under any employment contract. Otherwise each officer of the Corporation shall hold office until his successor is elected or appointed or until his earlier resignation.
PART SEVEN
DIVISIONS AND UNITS
7.01 Creation and Consolidation of Divisions and Sub-units
The Board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the Board may consider appropriate in each case. The Board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units to be consolidated upon such basis as the Board may consider appropriate in each case.
7.02 Names of Divisions and Sub-units
Subject to applicable law, any division or its sub-units may be designated by such name as the Board may from time to time determine or cause to be determined and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name. Any such contract, cheque or document shall be binding upon the

Corporation when signed in accordance with Section 2.01 as if it had been entered into or signed in the name of the Corporation.
7.03 Officers of Divisions and Sub-units
From time to time the Board or, if authorized by the Board, the President, may appoint one or more officers for any division or sub-unit, prescribe their powers and duties and settle their terms of employment and remuneration. The Board or, if authorized by the Board, the President, may at any time remove at its or his pleasure any officer so appointed but without prejudice to such officer’s rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.
PART EIGHT
INDEMNITY
8.01 Limitation of Liability
No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or agent or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be lodged, deposited or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged, deposited or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same are occasioned by his own wilful neglect or default, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve him from liability under the Act. Subject to applicable law, the directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the Board. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.
8.02 Indemnity
     (1) Subject to the limitations contained in the Act but without limit to the right of the Corporation to indemnify any person under the Act or otherwise, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.
     (2) The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in paragraph (1). The individual shall repay the moneys if the individual does not fulfill the conditions of paragraph (3).
     (3) The Corporation shall not indemnify an individual under paragraph (1) unless the individual:
(a)	acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.
     (4) The Corporation shall, with the approval of a court, indemnify an individual referred to in paragraph (1), or advance moneys under paragraph (2), in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual’s association with the Corporation or other entity as described in paragraph (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in paragraph (3).
     (5) Despite paragraph (1), an individual referred to in that paragraph is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Corporation or other entity as described in paragraph (1), if the individual seeking indemnity:
(a)	was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b)	fulfills the conditions set out in paragraph (3).
8.03 Insurance
Subject to the Act, the Corporation may purchase, maintain or participate in such insurance for the benefit of the persons mentioned in Section 8.02, as the Board may from time to time determine.
8.04 Division and Sub-unit Officers
For the purposes of this Part Eight, the expression “officer” shall be deemed to include officers of divisions and sub-units as contemplated in Part Seven.
PART NINE
SHARE CERTIFICATES
9.01 Securities Registrars, Transfer Agents and Dividend Disbursing Agents
The Board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers. The Board may also from time to time appoint a dividend disbursing agent to disburse dividends. One person may be appointed to any number of the aforesaid positions. The Board may at any time terminate any such appointment.
9.02 Deceased Shareholder
In the event of the death of a holder or of one of the joint holders of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by applicable law and upon compliance with the reasonable requirements of the Corporation and its transfer agent.
9.03 Lost, Defaced or Destroyed Certificates
The Board, or any officer or agent designated by it, may in its or his discretion, direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has become mutilated or defaced or in substitution for a certificate that has become lost, stolen or destroyed upon payment of such fee, if any, and on such terms as the Board may from time to time prescribe whether generally or in any particular case.
PART TEN
DIVIDENDS AND RIGHTS
10.01 Dividend
Subject to the Act and the Articles, the Board may from time to time declare and the Corporation may pay dividends on its issued shares to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.
10.02 Dividend Cheques
A dividend payable in cash shall be paid by cheque drawn either on the bankers of the Corporation or those of its dividend disbursing agent to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his Recorded Address or to such other address as the holder directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their Recorded Address, or to the first address so appearing if there are more than one. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.
10.03 Non-receipt of Cheques
In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation or its dividend disbursing agent shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe whether generally or in any particular case.
10.04 Unclaimed Dividends
No dividends shall bear interest as against the Corporation. Except as otherwise expressly provided in the Articles with respect to any class or series of shares, any dividend unclaimed for one year after having been declared payable may be invested or otherwise made use of by the directors for the benefit of the Corporation. Any dividend unclaimed after a period of three years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation, but the Board may nevertheless authorize the subsequent payment of any such dividend on such terms as to indemnity and evidence of title as the Board may from time to time prescribe, whether generally or in any particular case.
PART ELEVEN
NOTICES
11.01 Method of Giving Notices
Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the Articles, the By-Laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the Board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person’s Recorded Address or if mailed to such person at his Recorded Address by prepaid ordinary or air mail or if sent to such person at his Recorded Address by any means of prepaid transmitted or recorded communication, or if provided in the form of an electronic document so long as the shareholder, director, officer, auditor or member of a committee of the Board has consented to receive the notice in such form. Subject to the Act, a notice so delivered shall be deemed to have been given when it is delivered personally or to the Recorded Address aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered for dispatch; and a notice so sent in the form of an electronic document shall be deemed to have been given when transmitted. The Secretary may change or cause to be changed the Recorded Address of any shareholder, director, officer, auditor or member of a committee of the Board in accordance with any information believed by him to be reliable.
11.02 Notice to Joint Shareholders
If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons at their Recorded Address shall be sufficient notice to all of them.
11.03 Computation of Time
Subject to applicable law, in computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.
11.04 Omissions and Errors
The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice shall not invalidate such notice or any action taken at any meeting held pursuant to such notice or otherwise founded thereon.
11.05 Persons Entitled by Death or Operation of Law
Every person who by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his interest in such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.
PART TWELVE
EFFECTIVE DATE
12.01 Effective Date
This By-Law shall be effective as of October 20, 2009.
Adopted as an attachment to the Plan of Arrangement

SCHEDULE E
Terms of Amalgamation of Cenovus and Subco

1 — Name of the Amalgamated Corporation
CENOVUS ENERGY INC

2 — The province or territory in Canada where the registered office is to be situated
Alberta

3 — The classes and any maximum number of shares that the corporation is authorized to issue
The annexed Schedule 1 is incorporated in this form.

4 — Restrictions, if any, on share transfers
None

5 — Minimum and maximum number of directors (for a fixed number of directors, please indicate the same number in both boxes)

Minimum:	Maximum:

6 — Restrictions, if any, on business the corporation may carry on
None.

7 — Other provisions, if any
The actual number of directors, within the minimum and maximum number set out in paragraph 5, may be determined from time to time by resolution of the directors The directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of the shareholders.

8 — The amalgamation has been approved as if pursuant to Subsection 184(1) of the Act

9 — Name and corporation number of the Amalgamating Corporations
CENOVUS ENERGY INC (formerly EnCana Finance Ltd.) (corporation number 724567-0)
7050372 CANADA INC. (corporation number 705037-2)

SCHEDULE 1 to SCHEDULE E
The Corporation is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares.
1.	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:
(a)	Payment of Dividends: Subject to applicable law, the holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation (the “Board”), in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c)	Voting Rights: Subject to applicable law, the holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.
2.	The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:
(a)	Authority to Issue in One or More Series: The First Preferred Shares may, at any time and from time to time, be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of First Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of First Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any First Preferred Shares if by so doing the aggregate amount payable to holders of First Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of First Preferred Shares: The First Preferred Shares will be entitled to priority over the Second Preferred Shares and the Common Shares and over any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the First Preferred Shares outstanding, no dividend shall be declared and paid, or set apart for payment, on the Second Preferred Shares or the Common Shares or on any other shares ranking junior to the First Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of First Preferred Shares outstanding have been declared and paid or set apart for payment.
3.	The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are as follows:
(a)	Authority to Issue in One or More Series: The Second Preferred Shares may, at any time and from time to time, be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Second Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of Second Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of Second Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of Second Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any Second Preferred Shares if by so doing the aggregate amount payable to holders of Second Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of Second Preferred Shares: The Second Preferred Shares will rank junior to the First Preferred Shares, but will be entitled to priority over the Common Shares and over any other shares ranking junior to the Second Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up of its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the Second Preferred Shares outstanding, no dividend can be declared and paid on or set apart for payment on the Common Shares or on any other shares ranking junior to the Second Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of Second Preferred Shares outstanding have been declared and paid or set apart for payment.

SCHEDULE F
Share Conditions attaching to Cenovus Special Shares at the time of the amendment contemplated in
Subsection 3.01(1)(d)
1.	The rights, privileges, restrictions and conditions attaching to the Special Shares are as follows:
(a)	Dividends: The holders of the Special Shares will be entitled to receive non-cumulative cash dividends, if, as and when declared by the Board, in such amounts and payable in such manner and at such times as the Board may from time to time determine. The Board may, in its sole discretion, declare dividends on the Special Shares to the exclusion of any other class of shares of the Corporation.

(b)	Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, holders of the Special Shares will be entitled to receive, before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to holders of Common Shares or holders of any other shares of any other class of the Corporation, an amount equal to the Redemption Amount (as defined in paragraph 1 (c) below) in respect of each Special Share held by them, respectively, to the extent of the amount or value of the assets of the Corporation available under applicable law for payment to holders of shares of the Corporation upon liquidation, dissolution or winding up of the Corporation. After payment to the holders of the Special Shares of the amount provided above in this paragraph 1(b), such holders will not be entitled to share in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(c)	Redemption by Corporation: The Corporation may redeem at any time the whole, or from time to time any part, of the then issued and outstanding Special Shares from the holders thereof on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of: (i) an amount for each Special Share to be redeemed equal to the aggregate fair market value of the Distribution Property at the time of its transfer to the Corporation as described in Subsection 3.01(1)(n) of the Plan of Arrangement less the fair market value of any Cenovus Non-Share Consideration provided by the Corporation in exchange for the Distribution Property, divided by the number of Special Shares so issued; and (ii) all declared and unpaid dividends on such Special Share. The amount contemplated by items (i) and (ii) above in this paragraph 1(c) is referred to herein as the “Redemption Amount”. For the purposes of this paragraph 1(c):

“Cenovus Non-Share Consideration” has the meaning attributed to such term in the Plan of Arrangement;

“Distribution Property” has the meaning attributed to such term in the Plan of Arrangement; and

“Plan of Arrangement” means the Plan of Arrangement to which this Schedule F is attached.

(d)	Retraction by Holder: Subject to applicable law, a holder of Special Shares will be entitled to require the Corporation to redeem, at any time, all or any of the Special Shares held by such holder, by tendering to the Corporation at its registered office a share certificate or certificates representing the Special Shares that the holder wishes to have the Corporation redeem together with a written request specifying the number of Special Shares to be redeemed and the business day (referred to herein as the “Retraction Date”) on which the holder wishes to have the Corporation redeem the Special Shares. Following receipt of such share certificate or certificates and written request, the Corporation will, on the Retraction Date (or as soon as practicable thereafter), redeem such Special Shares by paying to the holder the Redemption Amount for each Special Share so redeemed.

(e)	Cancellation: Any Special Shares that are redeemed by the Corporation as aforesaid will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment of the Redemption Amount by the Corporation to or for the benefit of the holder thereof.

(f)	No Dilution: For so long as any Special Shares are outstanding, the Corporation will not: (i) declare or pay any dividend on the shares of any other class of the Corporation; or (ii) redeem, purchase for cancellation or otherwise acquire any shares of any other class of the Corporation, if, in the opinion of the Board, the payment of such dividend or the consideration payable in connection with such redemption, purchase or other acquisition,as the case may be, would reduce the net realizable value of the assets of the Corporation (after taking into account all liabilities of the Corporation) to an amount that is less than the product of the Redemption Amount of each Special Share multiplied by the number of Special Shares issued and outstanding immediately before the time of payment of such dividend or consideration, as the case may be.

(g)	Voting Rights: Subject to applicable law, holders of the Special Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

(h)	Specified Amount: For the purposes of Subsection 191 (4) of the Income Tax Act (Canada), the amount specified in respect of each Special Share shall be the amount specified by a Director or an Officer of the Corporation in a certificate that is made: (i) effective concurrently with the issuance of such Special Share; and (ii) pursuant to a resolution of the Board duly passed and evidenced in writing authorizing the issuance of such Special Share, such amount to be expressed as a dollar amount (and not expressed as a formula) and shall be equal to the fair market value of the consideration for which such Special Share is issued.